VIA EDGAR

April 21, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Mariam Mansaray and Jan Woo

Re: Richtech Robotics Inc.

Draft Registration Statement on Form S-1

Submitted February 13, 2023

CIK No. 0001963685

 Dear Ms. Mansaray and Ms. Woo:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 13, 2023, regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 13, 2023. Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted February 13, 2023

General, page 1

1.	You state on page 22 that you have elected not to avail yourselves of the extended transition period for complying with new or revised accounting standards. However, your disclosures elsewhere and on the cover page appear to indicate that you intend to take advantage of the provisions provided by Section 107(b) of the Jobs Act. Please revise to clarify whether you intend to rely on the extended transition period provisions. If so, also revise to disclose that as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates. To the extent you plan to opt out of the extended transition provisions, revise to state that such election is irrevocable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Revised Registration Statement to clarify that we intend to rely on the extended transition period for complying with new or revised accounting standards and that, as a result of such election, our financial statements may not be comparable to companies that comply with public company effective dates.

Prospectus Summary, page 1

2.	Please revise your disclosure to clearly identify the source of each statement regarding your market and industry. For example, you state that “[a]s of 2022, there are over 682,223 restaurants operating in the U.S. employing over 12 million people” and “[a]s of 2022, there are over 184,596 hotels and motels currently in operation in the U.S. employing over 2.7 million workers.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 3 of the Revised Registration Statement to identify the source of each statement regarding our market and industry.

Risk Factors, page 16

3.	We note your disclosure that you depend on sole-source suppliers for the key components for your products and that any supply disruption could have a material adverse effect on your business. Please revise to identify such suppliers, or tell us why such information is not material. In addition, please file your agreements with such suppliers, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 15 and 16 of the Revised Registration Statement to clarify that the Company believes the risk of disruption from suppliers to be small. The Company respectfully advises the staff that, while a small degree of risk may still exist, it will not be difficult for the Company to source components from different suppliers if necessary. Further, the Company respectfully advises the staff it does not believe its supplier agreements are required to be filed, because the Company’s business is not substantially dependent on such suppliers, and the Company considers such contracts made in the ordinary course of business.

4.	You state that you have 7 pending patents and that you enter into invention assignment agreements with your employees, consultants, advisors and any third parties. Clarify who owns the rights to the patents and other intellectual property of the company. In this regard, we note that your Chief Executive Officer currently has seven pending patents. To the extent that any of the patents have been assigned or are subject to restrictions or other arrangements, please discuss.

Response: The Company respectfully advises the Staff that the Company owns the rights to the two trademarks (one of which is pending) and the three domain names. While the seven pending patents were filed in the name of our Chief Executive Officer, he has entered into invention assignment agreements with the Company, pursuant to which our Chief Executive Officer has assigned the entire and exclusive right, title and interests in each pending patent to the Company. The invention assignment agreements were executed on March 22, 2022 and have been recorded with the U.S. Patent Office. The Company will file a form of invention assignment agreement as an exhibit in a future amendment to the Registration Statement. The Company’s ownership of the patents are not subject to restrictions or any other arrangements.

There may be limitations on the effectiveness of our internal controls..., page 23

5.	We note that you have identified a material weakness in your internal control over financial reporting. Please revise to include a discussion of any remediation efforts you have made and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your remediation plan and any associated expenses that you have incurred or expect to incur, if material. Alternatively, revise to state that you have not begun to remediate such weakness.

Response: The Company respectfully advises the Staff that the Company’s management and independent registered public accounting firm has not identified any material weakness over financial reporting, and the Company has revised the disclosures on page 24 of the Revised Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.	Your disclosure on page 40 and throughout the prospectus indicates your research and development expenses were $1,772 and $1,980 for the years ended September 30, 2022 and 2021, respectively. However, your disclosure on page 60 where you state that in FY 2021 and 2022, you spent $1,944,655 and $2,442,558 on R&D, respectively, appears inconsistent with these other statements. Please explain these apparent inconsistencies and revise accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosures on page 63 of the Revised Registration Statement to reflect the correct R&D spending figures.

Liquidity and Capital Resources

Funding Requirements, page 42

7.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to Item 303(b)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 44 of the Revised Registration Statement accordingly.

Business, page 44

8.	Please update your disclosure to address any material changes or recent developments to your operations within Texas, including your leased office space in Austin, Texas. We note your disclosure that you leased an office space in Austin, Texas through October 2022.

Response: The Company respectfully advises the Staff that the Company’s lease for office space in Austin, Texas was extended through April 30, 2024 and it has revised the disclosures on pages 66 and F-14 of the Revised Registration Statement accordingly.

9.	Please revise your disclosure to provide support for your statement that “ADAM is expected to be the first and only commercialized robot that can be utilized to serve both food and beverages in a real-world environment.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 3 and 57 of the Revised Registration Statement accordingly.

10.	We note you have a graphic with an @kendalljenner tag. Please disclose the relationship between the company and Kendall Jenner. Note that the use of customers based solely on name recognition is not appropriate.

Response: The Company has removed the graphic on page 49 of the Revised Registration Statement.

11.	Please describe the economic terms underlying your pilot program agreements. It is unclear whether your pilot program enterprise partners are receiving these products for free, at cost, for significantly discounted rates, or at a price similar to market pricing. It is also unclear if you have borne and will continue to bear most of the operating costs associated with the pilot program or if the costs will be shared with the participants. Further, clarify if the purchase orders constitute market orders reflecting fully commercialized products or if the orders are part of the pilot program.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 66 of the Revised Registration Statement to provide more detailed disclosure regarding the pilot programs.

12.	Please revise your disclosure to clarify the nature of each of your Master Service Agreements (MSAs) with the enterprise customers. Disclose the material terms for each MSA, including payment terms, and clarify when you intend to begin recognizing revenue related to such agreements. As a related matter, you state that you expect to see the number of MSAs with national enterprises double by mid-2023. To provide investors with more context, include the current number of MSAs held by the company to date. Please file the agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 66 and 67 of the Revised Registration Statement to provide more detailed disclosure regarding the MSAs. The Company will file redacted versions of the MSAs as exhibits in a future amendment to the Registration Statement.

Principal Stockholders, page 71

13.	Please disclose the natural person(s) who have voting and dispositive control over the shares owned by all entities listed as major shareholders in the beneficial ownership table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in the beneficial ownership table and footnotes on pages 75 and 76 of the Revised Registration Statement accordingly.

Reports of Independent Registered Public Accounting Firm, page F-2

14.	The report of your independent auditors states that they are registered with the PCAOB and are required to be independent with respect to the company “in accordance with the relevant ethical requirements relating to our audits.” Please revise to ensure that the audit opinion complies with the language in paragraph .09(g) of PCAOB AS 3101.

Response: The Company respectfully advises the Staff that the audit opinion has been revised accordingly on page F-2 of the Revised Registration Statement.

Statements of Stockholders’ Equity, page F-5

15.	Please revise your statement of stockholder’s equity to include separate columnar activity relating to member units and the subsequent conversion to common stock upon incorporation as a Delaware corporation on June 22, 2022. In addition, ensure that common stock amounts reflect the retroactive 4-for-1 forward stock split and concurrent common stock share redesignation here and throughout the filing. Refer to ASC 505-10-S99-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page F-5 of the Revised Registration Statement accordingly.

Item 16. Exhibits and Financial Statement Schedules, page II-3

16.	We note that you commissioned Marcum, LLP to determine the transaction price relating to the transfer of Uplus Academy LLC and Uplus Academy NLV LLC to Zhenwu Huang on December 31, 2021. Please revise to include the written consent of the third-party as an exhibit to the registration statement or explain to us why you do not believe you are required to do so. Refer to Rule 436 of the Securities Act.

Response: The Company has revised the disclosures on page 77 of the Revised Registration Statement to remove the reference to Marcum, LLP’s valuation work.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP